RESTATED

Second Quarter 2004 Management’s Discussion and Analysis

Management's Discussion and Analysis (“MD&A”) presented below reflects the effects of the restatement on the consolidated financial statements as at June 30, 2004 and for the three and six month periods ended June 30, 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The MD&A focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003. These accounting policies have been applied consistently for the six months ended June 30, 2004.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	June 30	June 30
	2004	2004
Consolidated Balance Sheets

Unrealized gain on commodity contracts	$-	$408
Deficit	$(130,924)	$(130,516)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Three Month Ended	Three Month Ended
	June 30, 2004	June 30, 2004

Revenue	$20,950	$21,179
Mine operating earnings	$2,411	$2,640
Gain on commodity contracts	$-	$1,836
Net income for the period	$1,287	$3,352
Adjusted net loss for the period attributable to common shareholders	$(7,895)	$(5,830)
Basic and diluted loss per share	$(0.12)	$(0.09)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Six Month Ended	Six Month Ended
	June 30, 2004	June 30, 2004
Revenue	$36,101	$36,887
Mine operating earnings	$4,249	$5,035
Loss on commodity contracts	$-	$(378)
Net income for the period	$921	$1,329
Adjusted net loss for the period attributable to common shareholders	$(10,381)	$(9,973)
Basic and diluted loss per share	$(0.17)	$(0.17)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge its future silver production.

Significant Events and Transactions of the Second Quarter

The Company made an offer to induce conversion by the holders of its 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) between April 7, 2004 and May 21, 2004.  Approximately $85.4 million or 99 per cent of the Debenture holders elected to accept the Company’s offer and received $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the Debentures.  The cash component of the offer represented the interest that the Company would have paid on the Debentures up until July 31, 2006, when the Company would, under certain circumstances, have the right to force conversion.  In addition, the offer incorporated an additional 2.4358 shares per $1,000 principal amount of Debentures converted, equal to a 4 per cent premium.  The Company issued 9,135,043 common shares and paid cash of $11.21 million pursuant to this offer.

The Company prepaid the $9.5 million La Colorada construction loan on May 17, 2004 from the International Finance Corporation.  Pan American also prepaid the Huaron project loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

The Company has initiated the final steps necessary to complete the Morococha Mine acquisition, which was announced in February 2004.  The purchase is expected to close in August but the Company has already taken over effective control of the mining operations and accounting functions.  As part of the negotiated lock-up agreement for the voting shares of Compañía Minera Argentum S.A. (“Argentum”), which holds the Morococha mine, the net earnings from Morococha since November 1, 2003, estimated at $4.5 million, have been retained in Argentum as cash and receivables.  Assuming the Morococha purchase closes in August as is expected currently, the mine should contribute 1.4 million ounces of silver to Pan American’s production in 2004 at a cash cost of $3.25 per ounce.  Over the longer term Morococha will add approximately 3.5 million ounces of annual silver production at a cash cost of less than $3.00 per ounce.

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002.  As such, all revenue and expense items were recognized in the statement of operations in the first six months of 2004, which have previously been capitalized during this expansion period. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for the second quarter of 2004 with the corresponding period in 2003.

On June 23, 2004 the Peruvian congress approved a royalty on mining companies of between 1 and 3 per cent based on the value of annual concentrate sales.  The Company anticipates that its operations in Peru will be subject to the royalty calculated at 1 per cent, which is expected to total between $0.5 million to $1.0 million per year for the Huaron, Quiruvilca and Morococha mines combined.  While there is still some uncertainty as to how this law will be implemented, the Ministries of Energy & Mines and Economy & Finance are expected to publish regulations clarifying this law by the end of August 2004.

Results of Operations

For the three months ended June 30, 2004 the Company’s net income was $3.4 million (a loss per share of $0.09 after adjusting for charges associated with the early conversion and accretion of the Debentures) compared to a net loss of $1.16 million ($0.02 per share) for the corresponding period in 2003.  The Company generated net income of $1.3 million for the six-month period ended June 30, 2004 compared to a loss of $2.75 million for the corresponding period in 2003.

The Company’s improved results for the second quarter of 2004 relative to the same period in 2003 was due in part to a $3.58 million gain on the sale of surplus land at the Quiruvilca mine and to significantly improved operating margins, offset by a charge of $1.31 million relating to the conversion of the Debentures, higher depreciation and amortization, exploration and general and administrative charges.  Revenue from metal sales was 67 per cent higher in the second quarter of 2004 and 77 percent higher in the first six months of 2004 compared to the corresponding periods in 2003.  Excluding the increase in revenue as a result of the La Colorada mine reaching commercial production on January 1, 2004, metal sales still increased by almost 50 per cent for the three and six-month periods ended June 30, 2004 relative to the corresponding periods in 2003 due to higher realized metal prices and slightly more tonnes of concentrate sold.  Revenues for the second quarter of 2004 increased 38 per cent from the first quarter of 2004 due to the shipment of larger volumes of concentrates.  Our customers largely control the timing of concentrate shipments, which are essential for revenue recognition purposes and as a result our revenue profile can vary significantly between quarters even when production has been relatively stable.  The table below sets out select quarterly results for the past ten quarters, stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Operating Profit (1)	Net income (loss) for the period	Net loss per share
2004	June 30	$21,179	$4,648	$3,352	($0.09)	(2)
	March 31	$15,708	$4,540	($2,023)	($0.08)	(2)
2003	Dec. 31	$12,857	$2,041	($2,840)	($0.05)
	Sept. 30	$11,890	$1,690	($1,125)	($0.10)
	June 30	$12,553	$1,220	($1,156)	($0.02)
	March 31	$7,822	$393	($1,573)	($0.03)
2002	Dec. 31	$12,084	$379	($14,040)	($0.35)
	Sept. 30	$11,195	($252)	($17,387)	($0.40)
	June 30	$11,615	$808	($1,247)	($0.03)
	March 31	$10,199	$997	($1,303)	($0.03)

(1) Operating Profit/(Loss) is equal to total revenues less direct mine operating expenses
(2) Includes charges associated with the early conversion and accretion of the Debentures

Operating costs for the three months ended June 30, 2004 were $16.53 million, significantly higher than the second quarter of 2003.  La Colorada achieving commercial production is the principal reason for this increase, partially offset by the fact that Quiruvilca lowered its operating costs compared to the second quarter of 2003 due to closing the high cost North Zone in August of 2003.

Pan American’s gross margin ratio (the difference between revenue and operating costs divided by operating costs) improved to 28 per cent for the three months ended June 30, 2004 from 11 per cent for the comparable period last year.  This improvement is due in large part to higher metals prices for all of the metals that the Company produces and to a lesser extent from a reduction in operating costs per ounce of silver produced.

Depreciation and amortization charges for the second quarter increased significantly to $2.0 million from $0.46 million a year before.  Again, La Colorada achieving commercial production is the principal reason for this increase but depreciation and amortization has also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to increase its asset carrying values by $7.9 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in increased depreciation charges.

For the three and six-month periods ended June 30, 2004, general and administration costs have increased significantly from a year ago reflecting increased staffing costs to manage the Company’s continued growth, a stronger Canadian dollar, legal expenses relating to the conversion offer to the debentures holders and increased travel costs.

The Company recognized $0.68 million stock-based compensation expense in the second quarter of 2004, as a result of adopting CICA Handbook Section 3870 – “Stock-Based Compensation” in the fourth quarter of 2003. On a restated basis, the comparable expense recorded in the quarter ended June 30, 2003 was $0.71 million.

Reclamation expense of $0.3 million in the second quarter of 2004 relates to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.  Pursuant to this section, the Company recognized the expected fair value of future site restoration costs as a liability, which is accreted to its anticipated future value with a corresponding charge to the statement of operations. There has been no change to the Company’s expectations of future site restoration costs during the quarter.

Exploration and development expenses for the second quarter and six-month period increased relative to 2003 reflecting the Company’s active development program at Manantial Espejo and other costs.

Other income represents primarily interest received from the cash balances the Company maintained during the quarter, which were substantially higher than a year ago from proceeds of the Debentures, together with the equity financing completed in March 2004.

Production

Pan American produced 2,399,395 ounces of silver in the second quarter of 2004, a 19 per cent increase from the corresponding period in 2003.  Significant increases in silver production were achieved at La Colorada and the Pyrite Stockpile operation.  Quiruvilca was able to produce the same quantity of silver in the second quarter of 2004 as it had a year before by processing 25 per cent fewer tonnes, but with higher silver grades after the closure of the high-cost North Zone in August 2003.  The Huaron mine was able to overcome a challenging first quarter and recorded increased production and lower operating costs in the second quarter.  We expect this trend to continue over the remainder of the year with Huaron producing 4.375 million ounces of silver in 2004 at cash costs around $3.75 per ounce.

While second-quarter production from the La Colorada mine increased to 415,828 ounces as compared to 229,557 ounces in 2003, production rates and cash production costs have been disappointing.  The Company now estimates that total silver production from La Colorada for 2004 will be 1.8 million ounces, approximately 40per cent lower than anticipated at the start of the year.  As a consequence, cash costs will also be significantly higher than predicted at $5.50 per ounce for the year.  A combination of events has contributed to the disappointing results: worse than expected ground conditions, which have slowed both development and mining; increased dewatering requirements; and areas of high clay refractory ore, which have negatively impacted recoveries and mill throughput.  A revised mining and processing plan has been developed and is now being implemented to address all of these issues.  The primary component of the plan will see a switch to a more selective narrow vein mining method, which will decrease tonnage but substantially increase grades. The Company still expects La Colorada to achieve an annualized production rate of 3.5 million ounces at cash costs of less than $3.50 per ounce, however, the timing will be determined by the speed of dewatering and execution of the new mine plan.

Consolidated cash costs for the second quarter of 2004 were $4.05 per ounce compared to $4.40 per ounce in the second quarter of 2003, due to higher silver production coupled with a larger by-product credit from base metal sales.  Cash costs improved significantly at both Huaron and Quiruvilca, but were offset by higher than expected costs at La Colorada.  The Company expects consolidated cash costs to continue to decrease with improvements at La Colorada and is still estimating consolidated silver production of approximately 11.5 million ounces at a cash cost of $3.65 per ounce for 2004.

Liquidity and Capital Resources

At June 30, 2004, cash and cash equivalents plus short-term investments were $118.74 million, a $24.06 million decrease from March 31, 2004.  Cash flow from financing activities in the second quarter was a negative $23.06 million, primarily due to an $11.21 million cash payment equivalent to the interest that the Company would have paid to the Debenture holders up until July 31, 2006 and repayment of bank loans of $12.61 million.  Operating activities generated $0.5 million after non-cash working capital movements absorbed $1.88 million due mostly to a reduction of accounts payable and repayment of advances for metal shipments.  Investing activities yielded $9.03 million in cash and consisted primarily of liquidating $10.44 million of short-term investments, receiving $3.58 million on the sale of land at Quiruvilca offset by expenditures on property, plant and equipment of $2.49 million.

Working capital at June 30, 2004 was $125.4 million, a reduction of $1.6 million from the March 31, 2004.  The decrease is reflected largely in a $24.06 million decrease in cash and cash equivalents and a $23.75 million decrease in current liabilities following the repayment of debt and reduction of accounts payable.

Capital resources at June 30, 2004 amounted to shareholders’ equity of $259.123 million, capital leases of $0.47 million and deferred revenue of $0.78 million.  At June 30, 2004, the Company there were 66,638,380 common shares issued and outstanding.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  The Company generated a gain on commodity contracts in the second quarter of 2004 totaling $0.63 million.  At June 30, 2004, the Company had sold forward 19,055 tonnes of zinc at a weighted average price of $1,044 per tonne ($0.474 per pound) and 9,970 tonnes of lead at a weighted average price of $731 per tonne ($0.332 per pound). The forward sales commitments for zinc represent approximately 55 per cent of the Company’s forecast zinc production until June 2005.  The lead forward sales commitments represent approximately 46 per cent of the Company’s forecast lead production until June 2005. At June 30, 2004, the cash offered prices for zinc and lead were $981 and $884 per tonne, respectively. The mark to market value at June 30, 2004 was a positive $0.1 million and at the date of this MD&A was a negative $0.1 million.

In June 2004, the Company fixed the price of 300,000 ounces of June’s in-concentrate silver production, which is due to be priced in July and August.  The price fixed for these ounces averaged $6.16 per ounce while the spot price of silver was $5.91 on June 30, 2004.

Exploration and Development Activities

At Huaron, the recently completed $1 million exploration drilling program successfully intersected several ore grade zones which could add significantly to mineable ore reserves.  A further $1.0 million will be spent on exploration drilling this year, which will form part of feasibility study to expand the mine’s production.  The costs of these programs are being capitalized.

In Argentina, infill drilling at the 50 per cent owned Manantial Espejo silver-gold project was completed and has confirmed continuity of gold and silver mineralization in the primary vein systems.  Hatch Engineers is currently developing an operating and capital cost estimate for the project and the results of this scoping study, which incorporates a completed resource estimate, are expected to be available in September. The feasibility study for the project is expected to be completed by early 2005.  Pan American’s share of the feasibility costs in 2004 is expected to be approximately $1.6 million, which are being expensed as incurred.

At Alamo Dorado in Mexico, Pan American has concluded that a milling operation as opposed to a heap leach processing facility, which was contemplated in the original feasibility, will yield the best economic return.  Progress has been made towards securing water rights and towards the permitting required for explosive storage.  AMEC Simons Mining & Metals are in the process of completing a capacity optimization study incorporating optimal pit designs, which will culminate in the Company being in a position to complete a mill option feasibility study and take a production decision by the end of the year.  The costs associated with ongoing permitting and related feasibility costs are being capitalized.

At the San Vicente property, a small-scale test mining program has produced 247,494 ounces of silver in the first half of the year to Pan American’s account, at the same time as the Company has continued to move forward with a feasibility study.  EMUSA, a Bolivian mining company, will continue to carry out the test mining program under a site services agreement.

Subsequent Event

The Company has launched its $36.7 million cash offer, through the Peru Stock Exchange, for 100 per cent of the voting shares of Argentum, which is expected to close in August.  On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase 92 per cent of the voting shares of Argentum.

Pan American has acquired 100 per cent of Compañía Minera Natividad (“Natividad”) for $1.5 million, which holds numerous mineral concessions adjacent to the Morococha mine.